UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated August 14, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: August 17, 2007	By: /s/ Christine West Christine West, Chief Financial Officer

News Release TSX-V: PDO 07-20 August 14, 2007

PORTAL RESOURCES PRINCIPAL VEIN DEEP DRILL TEST

Portal Resources Ltd. (TSX-V: PDO) has now received  final assay results from its recent drilling program on the depth extension of the Principal Vein at the Arroyo Verde Project, Chubut Province, Argentina.

The program consisted of 2454 meters in eight combination reverse circulation and diamond drill holes PO-95, 98A, 100A, and 107 to 110, which tested the depth extension, to a vertical depth of 250 to 300 meters, of the high grade epithermal gold-silver mineralization in the Principal Vein as defined by three previous drill campaigns along a strike of 400 meters.

Although the vein structure was intersected in all holes, they were unsuccessful in extending the high grade mineralization below 200 meters vertically in depth. The holes intercepted a wide hydrothermal breccia zone up to 10 meters in width with narrow banded epithermal veins with widths of 0.5-1.0 meters and grades ranging from 0.10 to 5.2 g/t gold equivalent.

The previously defined high grade mineralization has been defined by 10 drill holes and channel sampling in 3 surface trenches along a 300 meter strike length. Widths range from 0.55 to 3.77 meters averaging 1.95 meters true width with grades ranging from 7.21 to 81.03 g/t gold equivalent averaging 18.50 g/t gold equivalent (calculated using a 60:1 silver:gold ratio and assuming that metallurgical recoveries and net smelter returns are 100%).

In addition, 4 holes PO-95, 97, 100, and 109 intercepted a hanging wall vein over a strike length of 120 meters and dip length of 200 meters. The vein ranges in width from 1.0 to 4 meters true width with grades ranging from 5.17 to 35.94 g/t gold equivalent (calculated using a 60:1 silver:gold ratio and assuming that metallurgical recoveries and net smelter returns are 100%).

Portal Resources plans to commission a study to calculate the resource of precious metals for the mineralized zones defined to date both within the Principal Vein as well as the Hanging Wall Vein using all the drill data.

“Although the Principal Vein mineralization is not as extensive as was anticipated, with its high grade and relatively shallow depth, it is a valuable addition to Portal’s asset base”, states Bruce Winfield, President and CEO of Portal.

Portal Resources Ltd. is a precious and base metal exploration company founded in 2004. The Company’s exploration portfolio consists of approximately 1200 square miles of mineral rights in three primary project areas in Argentina. Commodities being explored for include gold, silver, copper, molybdenum and uranium. A description of the Company’s assets including maps and photographs, can be viewed on the company’s website at www.portalresources.net

Sampling procedure at Arroyo Verde is to prepare splits of both core and cuttings samples, with one split retained on site for reference and the other split delivered to Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold and silver and ICP for trace elements. Mr. Gary Nordin, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101. Mr. Nordin is responsible for the program design and quality control of exploration undertaken by the Company in Argentina.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.